October 22, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Filing Desk
Elaine Wolf, Branch Chief,
Office of Small Business Policy

Re:	Incentra Solutions, Inc.
Registration Statement on Form S-1, File No. 333-141519

Ladies and Gentlemen:

On behalf of Incentra Solutions, Inc., a corporation organized under the laws of the State of Nevada (the “Company”), and in connection with the registration of the resale of up to 5,088,733 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), we hereby file by EDGAR transmission this letter containing our responses to the letter of the Staff dated June 7, 2007 furnishing the comments of the Commission on our Registration Statement on Form S-1 (Reg. No. 333-141519) (the “Registration Statement”), originally filed with the Commission on March 22, 2007. The numbered responses below correspond to the numbered paragraphs of such comment letter. Except where otherwise indicated, references to page numbers are to the Prospectus page numbers as they appear in the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Prospectus contained within the Registration Statement.

Responses

1.  The total value of the common stock underlying the convertible notes that we seek to register for resale is $2,449,974. Set forth below is a table showing how we determined such amount. We wish to advise the staff that the convertible note issued to Laurus Master Fund, Ltd. (“Laurus”) has been satisfied in full in connection with a refinance through Calliope Capital Corporation (“Calliope”), an affiliate of Laurus. Calliope has been issued a non-convertible note in conjunction with the refinancing. We intend to amend this Registration Statement to remove the shares issuable under the convertible note and include the shares issuable under the refinancing when we refile our Registration Statement after resolution of the Commission’s comments.
Annex 1	1		2	1 X 2
Purchaser of Convertible Notes	Number of Common Shares Issuable Upon Conversion		Market Price of Common Stock on Date Convertible Note Was Issued	Total Dollar Value of Securities Underlying the Convertible Notes Registered for Resale

Laurus Master Fund, Ltd.	839,397	(1)	$1.37	$1,149,974

RAB Special Situations (Master) Fund Limited	680,000	(2)	$1.20	$816,000

Blue Line Capital Partners LP II	400,000	(2)	$1.21	$484,000

Total				$2,449,974

Note (1). Includes principal ($1,078,125) and interest ($97,031) due through May 2009.

Note (2). Includes principal and interest at 12% payable at maturity of note.

2.  In accordance with the Staff’s request, set forth below is a table showing the requested information, including Column 5 detailing the net proceeds we received as a result of the sale of the convertible notes and Column 6 detailing the payments we made to each of the purchasers of convertible notes during the first year of the term of the notes. As more fully set forth in Annex 2, we have set forth the dollar amount of each payment we have made or are required to make to the note holders, including payments of interest and upfront cash fees. The total net proceeds from the sale of the convertible notes was $2,787,570. The total possible payments to all selling shareholders and any of their affiliates during the first year was $606,642.

Annex 2	1	2	3	4	5	6	7
Purchaser of Convertible Notes	Gross Proceeds from Sale of Convertible Notes	Interest Payments	Other Potential Payments	Total Payments	Net Proceeds from Sales of Convertible Notes	Total Payments to Purchasers During Year 1

Laurus Master Fund, Ltd.	$1,500,000	$185,625	$62,423	$248,048	$1,437,577	$606,642	(1), (4)

RAB Special Situations (Master) Fund Limited	$850,000	$153,000	$-	$153,000	$850,000	$-	(2)

Blue Line Capital Partners LP II	$500,000	$90,000	$-	$90,000	$500,000	$-	(3)

Total	$2,850,000	$428,625	$62,423	$491,048	$2,787,577	$606,642

Note (1). Includes monthly principal payments of $46,875 beginning August 1, 2006 plus interest at an annual interest rate of 9% on the unpaid balance.

Note (2). Principal and interest at rate of 12% per annum originally due June 26, 2007. Due date for payment of all principal and interest was extended as of July 3, 2007 to December 31, 2007.  Interest will continue to accrue from June 26, 2007 to December 31, 2007.

Note (3). Principal and interest at rate of 12% per annum originally due July 3, 2007. Due date for payment of all principal and interest was extended as of July 3, 2007 to December 31, 2007.  Interest will continue to accrue from July 3, 2007 to December 31, 2007.

Note (4). Other Potential Payments consist of cash fees paid at inception of the note.

3. The market price per share of the common stock underlying the convertible notes was less than the conversion price for each of the convertible notes and, thus, there was no conversion discount. We have provided disclosure of this fact in footnotes 9(a) and 9(c) to our consolidated financial statements for the period ending December 31, 2006, which financial statements are included in the Registration Statement. The convertible notes do not contain a mechanism for the adjustment to the conversion price other than customary weighted average adjustments for the dilutive issuances (i.e. issuances at a price per share that is less than the conversion price). The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the convertible note, based upon a ($0.03), ($0.20), and ($0.19) differential between the conversion price on the date of the sale of the convertible note and the market price on that date.

Annex 3	1	2	3	4	5	6
Purchaser of Convertible Notes	Market Price Per Share on Date Note Was Issued	Conversion Price Per Share	Number of Shares Issuable Upon Conversion of Note (Excluding Interest)	Total Value Based on Combined Market Price (1 x 3)	Total Value Based on Combined Conversion Price (2 x 3)	Total Possible Discount to Market Price (4 minus 5)

Laurus Master Fund, Ltd.	$1.37	$1.40	770,089	$1,055,022	$1,078,125	(1)

RAB Special Situations (Master) Fund Limited	$1.20	$1.40	607,143	$728,571	$850,000	(1)

Blue Line Capital Partners LP II	$1.21	$1.40	357,143	$432,143	$500,000	(1)

Note (1). Not meaningful. Amount is less than zero.

4.  In accordance with the Staff’s request, set forth below is a table detailing the requested information. As indicated in Annex 4, there were no conversion discounts other than in connection with a warrant issued to Laurus Master Fund, Ltd. (“Laurus”) on March 31, 2006 and a stock option issued to Laurus on February 6, 2006. Please note that all material points, including any discounts related to transactions with Laurus, are disclosed in footnote 9(a) to our consolidated financial statements and in the section entitled, “The Laurus Transactions” on page 50 of our Registration Statement.

Annex 4			1	2	3	4	5	6
Purchaser of Convertible Notes	Underlying Security	Date Issued	Market Price Per Share on Date Security Was Issued (1)	Exercise Price Per Share	Maximum Number of Shares Issuable Upon Exercise	Total Value Based on Combined Market Price (1 x 3)	Total Value Based on Combined Conversion Price (2 x 3)	Total Possible Discount to Market Price (4 minus 5)

Laurus Master Fund, Ltd.	Warrant	May 13, 2004	$4.40	$4.80	443,500	$1,951,400	$2,128,800	(2)
Laurus Master Fund, Ltd.	Warrant	October 26, 2004	$2.55	$5.00	50,000	$127,500	$250,000	(2)
Laurus Master Fund, Ltd.	Warrant	February 18, 2005	$2.60	$2.60	362,500	$942,500	$942,500	$-
Laurus Master Fund, Ltd.	Warrant	June 30, 2005	$1.60	$2.63	400,000	$640,000	$1,052,000	(2)
Laurus Master Fund, Ltd.	Warrant	March 31, 2006	$1.37	$0.001	417,857	$572,464	$418	$572,046
Laurus Master Fund, Ltd.	Option	February 6, 2006	$1.15	$0.001	1,071,428	$1,232,142	$1,071	$1,231,071
Total for Laurus Master Fund, Ltd.								$1,803,117

RAB Special Situations (Master) Fund Limited	Warrant	June 26, 2006	$1.20	$1.40	201,280	$241,536.00	$281,792	(2)

Blue Line Capital Partners LP II	Warrant	July 3, 2006	$1.21	$1.40	118,421	$143,289.41	$165,789	(2)

Biscayne Capital Markets, Inc.:	Warrant	May 13, 2004	$4.40	$4.80	44,350	$195,140.00	$212,880	(2)

Note (1). Reflects reverse stock split on June 9, 2005.

Note (2). Not meaningful. Amount is less than zero.

5.  In accordance with the Staff’s request, set forth below is a table detailing the requested information, including a column (Column 8) indicating the percentage of possible payments to the noteholders plus any discounts in relation to the net proceeds of the note offering and a column (Column 9) indicating the effective annual percentage for the calculation in Column 8.

Annex 5	1	2	3		4	5	6	7	8	9
							Total Possible Profit
Purchaser of Convertible Notes	Gross Proceeds From Sale of Convertible Notes	Costs to Issuer to Place the Convertible Notes	Net Proceeds to Issuer (A minus B	)	All Payments per Table 2	Net Proceeds After All Payments (3 minus 4)	Upon Conversion of Convertible Notes (Annex 3 Column 6)	Upon Exercise of Warrants and Option (Annex 4 Column 6)	Possible Payments plus discounts/ net Proceeds to the Issurer	Effective Annual Percentage of Column 8

Laurus Master Fund, Ltd.	$1,500,000	$62,423.00	$1,437,577		$185,625	$1,251,952	$-	$1,803,117	14.83%	9.0%

RAB Special Situations (Master) Fund Limited	$850,000	$-	$850,000		$153,000	$697,000	$-	(1)	21.95%	12.0%

Blue Line Capital Partners LP II	$500,000	$-	$500,000		$90,000	$410,000	$-	(1)	21.95%	12.0%

Note (1). Not meaningful. Amount is less than zero.

6.  In accordance with the Staff’s request, set forth below is a table detailing all prior securities transactions between our company and the selling shareholders.

	Annex 6		1	2	3	4	5	6
			Number of Common Shares
	Selling Stockholder	Date of Transaction	Outstanding Prior to the Transaction	Outstanding and Held by Persons Other Than the Selling Shareholders and Affiliates of the Company or of the Selling Shareholders	Issued or Issuable in Connection with the Transaction	Percentage of (3) to (2)	Market Price Per Share of Common Stock Immediately Prior to the Transaction	Current Market Price Per Share of Common Stock (as of October 5, 2007)

A	Laurus Master Fund, Ltd.--issuance of	May 13, 2004	5,644,222	1,420,887	1,666,667	117%	4.40	0.80
	convertible note; principal amount
	$5,000,000; convertible into Common
	Stock at $3 per share

B	Laurus Master Fund, Ltd. - issuance of a	Feb. 18, 2005	10,505,998	6,151,080	3,638,634	59%	2.60	0.80
	convertible credit facility; convertible
	into Common Stock at $2.05, $2.56, and
	2.99 per share

C	Laurus Master Fund, Ltd. - issuance of a non
	convertible revolving credit facility: $ 10 million	Feb. 6, 2006	13,326,810	6,914,835	NA	NA	1.15	0.80

D	Laurus Master Fund, Ltd. - issuance of a secured
	non-convertible term note : $1,750,000	Mar. 31, 2006	13,326,810	6,914,835	NA	NA	1.20	0.80

E	RAB Special Situations (Master) Fund Limited	None

F	Blue Line Capital Partners LP II	None

G	Biscayne Capital Markets, Inc.:	None

Notes

A	The Laurus convertible note was paid in full in July 2006.

B	The Laurus convertible credit facility was paid in full in February 2006 and replaced with a new non-convertible revolving line of credit from Laurus in February 2006.

C	The Laurus non-convertible credit facility was amended in August 2007 to increase the facility to $15 million.

D	The Laurus secured term note was paid in full in August 2006.

7.  In accordance with the Staff’s request, set forth below is a table detailing the requested information. For the purpose of preparing the table, we did not include any of the shares originally registered for resale under Registration Statement No. 333-116942 on Form SB-2, for which effectiveness has not been maintained by the Company. Such registration statement was subsequently withdrawn and the shares covered thereby have been included in the Registration Statement.

Annex 7
Common Stock Held by Persons Other Than the Selling Shareholders and Affiliates of the Company and the Selling Shareholders Prior to the Sale of the Convertible Notes	Registered for Resale by the Selling Shareholders or Affiliates of the Selling Shareholders in Prior Registration Statements	Registered for Resale by the Selling Shareholders or Affiliates that Continue to be Held by the Selling Shareholders or Affiliates	Sold in Registered Resale Transactions by the Selling Shareholders or Affiliates	Registered for Resale on Behalf of the Selling Shareholders or Affiliates in the Current Transaction

6,023,236	None	None	None	60,000

8.  It is our intent to meet all of our obligations pursuant to all agreements overlying the securities referred to in this Registration Statement, including repayment of indebtedness in accordance with the terms of any such agreements. We believe that we will be able to generate sufficient cash flow from operations and have access to capital resources on terms agreeable to us in order to meet all of our financial obligations when they become due.

Based on the information provided by the selling shareholders, none of the selling shareholders has an existing short position in our Common Stock or intends to take such a position. Laurus Master Fund, Ltd. is prevented from taking a short position in our stock under the terms of various agreements with us that are currently in effect.

9.  The Company hereby confirms that a complete description of the relationships and arrangements that exist with the selling shareholders is included in the Registration Statement. Such relationships and arrangements are described in detail in footnotes 9(a) and 9(c) of our consolidated financial statements, under the section entitled, “The Laurus Transactions” on page 50 of our Registration Statement and in the footnotes to the selling shareholder table on pages 51 and 52 of the Registration Statement. All such agreements were previously filed with the Commission and are included as exhibits to the Registration Statement, incorporation herein by reference. In addition, since no conversion discount existed at the time of issuance of any of the convertible notes (other than the Laurus warrant and option, as described in our response to Comment No. 4), we do not believe that additional disclosure relative to the transactions is necessary.

10.  In response to the Staff’s request, set forth below is a table detailing the method by which we determined the number of shares to be registered. We determined the number of shares to be registered based on the maximum number of shares that could be converted with respect to the convertible notes (including outstanding principal and all interest potentially due) and the total number of shares issuable upon exercise of outstanding stock purchase warrants issued to the selling shareholders.

Annex 10
Description of Method used to Determine the Number of Shares to be Registered

Selling Stockholder	Number of Shares	Exercise or Conversion Price Per Share

Laurus Master Fund, Ltd.:
Warrants issued to Laurus:
May 13, 2004	443,500	$4.80
October 26, 2004	50,000	$5.00
February 18, 2005	362,500	$2.60
June 30, 2005	400,000	$2.63
March 31, 2006	417,857	$0.001
Total Warrants Issued to Laurus Master Fund, Ltd.	1,673,857
Option-granted February 6, 2006	1,071,428	$0.001
Convertible note due May 31, 2009; principal payments of $46,875 per month plus interest at an annual rate of 9% beginning August 1, 2006
Principal due after April 30, 2007--$1,078,125	770,089	$1.40
Interest due after April 30, 2007--$97,031	69,308	$1.40
Total shares related to convertible note	839,397
Total shares to be registered for Laurus Master Fund, Ltd.	3,584,682

RAB Special Situations (Master) Fund Limited:
Warrants issued June 9, 2006	201,280	$1.40
Convertible note issued June 9, 2006; principal amount $850,000 plus
interest of $102,000; originally due June 26, 2007, now due December 31, 2007	680,000	$1.40
Total shares to be registered for RAP Special Situations (Master) Fund Limited	881,280

Blue Line Capital Partners LP II:
Warrants issued June 9, 2006	118,421	$1.40
Convertible note issued June 9, 2006; principal amount $500,000 plus
interest of $60,000; originally due July 3, 2007, now due December 31, 2007	400,000	$1.40
Total shares to be registered for Blue Line Capital Partners LP II	518,421

Biscayne Capital Markets, Inc.:
Unregistered Common Stock issued in connection with financing obtained in
May 2004	60,000	N/A
Warrants issued May 13, 2004	44,350	$4.80
Total shares to be registered for Biscayne Capital Markets, Inc.	104,350

Total of all shares to be registered for selling shareholders	5,088,733

Shares to be registered per fee table in prospectus:
Shares that have been issued	60,000
Shares issuable upon conversion of principal and interest on convertible notes	1,919,397
Shares issuable upon exercise of warrants or option	3,109,336

Total of all shares to be registered per fee table	5,088,733

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of its Registration Statement on Form S-1 be handled on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to have the Registration Statement declared effective by the Commission as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Thomas P. Sweeney III